Exhibit 99.1

AYR Wellness Provides Update on Senior Note Interest Payment

MIAMI, July 2, 2025 - AYR Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“AYR” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator, today confirms that it did not make the interest payment due on June 30, 2025 (the “Interest Payment”) in connection with the outstanding senior notes (the “Notes”) issued pursuant to its Amended and Restated Trust Indenture dated February 7, 2024. Should the Company not make the Interest Payment on or prior to July 30, 2025, that will result in an event of default in respect of the Notes.

“Today’s news reflects an appropriate step in our ongoing restructuring of our debt profile. As we continue the strategic review of our business and explore pathways to achieve the right capital structure, we continue to maintain a strong working relationship with the holders of a majority of our outstanding Notes,” said Scott Davido, Interim Chief Executive Officer of the Company.

As announced by the Company on May 30, 2025, the Company is actively engaged in discussions with the holders of a majority of the outstanding Notes regarding the exploration of capital structure alternatives as part of a broader review and assessment of other strategic alternatives.

The Company does not anticipate that the missed Interest Payment will result in any operational challenges with respect to its business.

Forward-Looking Statements

Certain statements contained in this news release may contain forward-looking information or may be forward-looking statements (collectively, "forward-looking statements") within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as "target", "expect", "anticipate", "believe", "foresee", "could", "would", "estimate", "goal", "outlook", "intend", "plan", "seek", "will", "may", "tracking", "pacing" and "should" and similar expressions or words suggesting future outcomes. This news release includes forward-looking statements pertaining to, among other things, statements regarding AYR’s ongoing discussions with holders of its senior notes, the exploration of capital structure alternatives, the review and assessment of other strategic alternatives, the Company making the Interest Payment by July 30, 2025 and the Company’s expectation that the missed Interest Payment will not result in operational challenges with respect to the Company’s business. Numerous risks and uncertainties could cause actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from those anticipated. AYR has no intention, and undertakes no obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

About AYR Wellness Inc.

AYR Wellness is a vertically integrated, U.S. multi-state cannabis business. The Company operates simultaneously as a retailer with 90+ licensed dispensaries and a house of cannabis CPG brands.

AYR is committed to delivering high-quality cannabis products to its patients and customers while acting as a Force for Good for its team members and the communities that the Company serves. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

SVP, Public Affairs

T: (786) 885-0397

Email: comms@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA

Elevate IR

T: (786) 885-0397